ACQUEST SECURITIES, LLC
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2015

NET CAPITAL	
Total members' equity qualified for net capital	$ 270,368
Deductions and/or charges	
Nonallowable assets:	
Prepaids expenses	1,351
Net capital	$ 269,017
AGGREGATE INDEBTEDNESS	2,780
COMPUTATION ON BASIC NET CAPITAL REQUIREMENTS	
Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 185
Minimum dollar net capital requirement	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,000
Excess net capital	$ 264,017
Ratio: Aggregate indebtedness to net capital	.01 to 1

Reconciliation of Computation of Net Capital

The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2015 as filed by Acquest Securities, LLC on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

Statement Regardng SIPC Agreed-upon Procedures

The Company is exempt from the filing of the SIPC Agreed-upon Procedures report as gross revenues are less than $500,000.

See report of independent registered public accounting firm.